SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: November 15, 2011

OTI to Present Innovative Mobile Payment and ID Products
at CARTES & IDentification 2011 in Paris
- - -
- Demonstrating Contactless ID, Medical Record, Parking,
NFC and Payment Solutions

Paris, France and Iselin, NJ – November 15, 2011 - On Track Innovations Ltd. ("OTI") (NASDAQ-GM: OTIV) a global leader in contactless microprocessor-based smart card solutions, will showcase its contactless payment and credentialing solutions at the CARTES & IDentification show in Paris (Booth 4 M 070), November 15-17, at the Paris-Nord Villepinte Exhibition Center.

Near Field Communication ("NFC") and Mobile Payments:
OTI will demonstrate its suite of MasterCard and Visa certified payment products, including contactless devices and readers. OTI will showcase its innovative and unique COPNI™ (Contactless Payment and NFC Insert) product, an NFC-enabling, flexible add-on device based on OTI’s intellectual property and patents, that is hand set and phone operating system agnostic  resulting in an aftermarket accessory that enables users to convert SIM-enabled phones into a mobile wallet in just a few minutes.

OTI will also showcase its range of mobile payment readers for indoor and outdoor applications, including countertop Point of Sale readers and readers for vending machine, gas station and mass transit applications.

SmartID:
OTI will present its secured end-to-end ID and credentialing solutions based on its MAGNA™ platform, including a turnkey enrollment process utilizing OTI’s Mobile Registration System ("MRS"), a modular integrated solution for capturing an individual’s textual (demographic) and biometric characteristics. The MRS is ideal for enrollment in hard to reach rural areas, enabling remote and secure enrollment of biometrics and issuing of secure IDs with minimum infrastructure costs.

OTI’s MAGNA™ -based credentialing platform is a high performance system that is flexible, modular and secure, making it ideally suited for applications where basic infrastructure may be lacking.

MediSmart:
OTI’s MediSmart platform integrates with legacy medical IT systems to create high secure and portable electronic health records ("EHR"). MediSmart reduces patient, payer and provider costs by enabling secure patient and provider authentication which limits wasteful redundancy and fraud. The system also improves process efficiency and accuracy and enables medical institutions to focus more resources on patient care.

Parking:
OTI will also demonstrate EasyPark™, its in-vehicle parking meter solution. EasyPark™ provides a convenient, cost effective parking payment solution for both drivers and municipalities for on street and off street parking. With EasyPark™, the driver simply parks the car, turns on the in-vehicle parking meter and displays it in the car window. Upon returning to the vehicle, the driver simply turns the device off.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. ("OTI") designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority or uniqueness of our products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations,
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Investor Relations:
Norberto Aja/David Collins
Jaffoni & Collins
212-835-8500
otiv@jcir.com